PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

SEC MAIL PROCESSING RECEIVED SEP 01 2006 WASH. D.C. 209 SECTION

BY COURIER

No/Date : FYD1-417/28.8.06

Securities and Exchange Commi[redacted]
450 Fifth Street, NW
Washington, D.C. 20549
USA

06016449

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release of our 6M 2006 financial results according to International Financial Reporting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

PROCESSED
SEP 05 2006
THOMSON
FINANCIAL

Enclosure
- Press Release of 6M 2006 results (IFRS)

PUBLIC POWER CORPORATION S.A.

PRESS RELEASE

PPC's CONSOLIDATED 1H 2006 FINANCIAL RESULTS

ATHENS AUGUST 29,2006

- Total Revenues increased by 10% and amounted to € 2,33 bil versus € 2,12 bil in 1H 2005.
- Financial expenses decreased by 26,3% and amounted to € 52,6m,compared to € 71,4m in 1H 2005.
- Net income for 1H 2006 amounted to € 96,2m, a decrease of 34,7% compared to € 147,4m in 1H 2005, a reduction mainly attributed to exogenous factors.
- Total equity increased by 7,5% and amounted to € 5.186,5m versus € 4.822,5m in 1H 2005.
- Capital expenditure amounted to € 326m, versus € 363m in 1H 2005.

More specifically,

REVENUES

Revenues from energy sales, increased by 9,9%, from € 1.966,4m to € 2.160,1m, as a result of an increase in sales by approximately 5%, of an average electricity tariff adjustment of 3,2% in September 2005 and of a change in the sales mix.

OPERATIONAL EXPENSES

Operational expenses (excluding depreciation) increased by 18,7%, from € 1.561,8m in 1H 2005, to € 1.854,5m in 1H 2006, an increase mainly attributed to the increase in expenditure for liquid fuel, natural gas and energy purchases. More specifically, the rise in liquid fuel and natural gas prices, compared to 1H 2005, resulted in an increase of the corresponding expenditure by € 131,9m. In addition, expenditure for energy purchases marked a significant increase, from € 83,5m in 1H 2005 to € 193,1m in 1H 2006, an increase of 131,3%, due to the sale of larger quantities of electric energy from third parties to the Pool. Thus, increased expenditure for liquid fuel, natural gas and energy purchases, were the main reasons that led to a reduction of Earnings Before Interest, Taxes, Depreciation and Amortisation (EBITDA) by 14,4% with respect to 1H 2005,to € 476,8m,given that the electricity tariff adjustment of 3,2% in September 2005, did not cover the negative impact from the sharp rise in fuel prices and in the expenditure for energy purchases.

Payroll expenses increased by 7,9% from € 620m in 1H 2005, to € 668,7m in 1H 2006. This increase, is attributed to the impact of the new collective agreement retroactive to February 2006, to seniority salary adjustments and to the decrease of payroll capitalized. Total payroll expenses in 1H 2006, amounting to € 671,4m, include an amount of the order of € 2,7m, related to an once off expense ,to date, for a limited voluntary retirement scheme for PPC's cadres.

Based on the actual CO_2 emissions during 1H 2006, as well as on the projected generation for the July-December 2006 period, it is estimated that the Company will not incur, during 2006, a deficit of CO_2 emission rights. Consequently, 1H 2006 results have not been affected by a relevant expenditure, while the respective expenditure in 1H 2005 amounted to €45m.

EBITDA margin reached 20,5%, compared to 26,3% in 1H 2005.

FINANCIAL EXPENSES

Financial expenses decreased to € 52,6m, versus € 71,4m in 1H 2005 (- 26,3%).

Despite the increase in debt to € 3.789m from € 3.639m at the end of 1H 2005 and the significant increase of lending rates in the european capital markets between 1H 2006 and the corresponding period in 2005, PPC achieved a reduction in net financial expenses of 10,4%, from € 64,6m to € 57,9m.

PARTICIPATION IN ASSOCIATED COMPANIES.

The share of loss in associated companies decreased to € 2,5m from € 5,9m in 1H 2005 and corresponds to PPC's investment in Tellas S.A, the telecommunications company.

The share of profit in associated companies amounting to € 11,2m-while the corresponding magnitude in 1H 2005 was equal to zero- reflects the fact that LARCO, a nickel producing company, in which PPC holds a 28,6% stake, is achieving an improvement of its equity, due, mainly, to the significant rise in nickel prices.

Headcount, excluding personnel assigned to HTSO, was reduced to 26.649 employees as compared to 27.546 at the end of 1H 2005.

The financial information contained in this statement has been prepared according to International Financial Reporting Standards, formerly International Accounting Standards

Summary Financials (€ mil)

	1H 2006 Audited	1H 2005 Audited	Δ%
Total Revenues	2.331,3	2.119,0	10,0%
EBITDA	476,8	557,2 (2)	-14,4%
EBITDA Margin	20,5%	26,3%	
Profit before Taxes & Fin. Expenses	185,3	300,2 (2)	-38,3%
Margin	7,9%	14,2%	
Net Income	96,2	147,4 (2)	-34,7%
EPS (In euro)	0,41	0,64	-35,9%
No of Shares (m.)	232	232	-
Net Debt	3.713,9	3.562,1	4,3%

Summary Profit & Loss (€ mil)

	1H 2006 Audited	1H 2005 Audited	Δ%
Total Revenues	2.331,3	2.119,0	10,0%
- Revenues from energy sales	2.160,1	1.966,4	9,9%
- Other revenues	171,2	152,6	12,2%
Total Operating Expenses (excl. depreciation)	1.854,5	1.561,8 (2)	18,7%
- Total Payroll Expenses	671,4	620,0 (1)	8,3%
- Total Fuel Expenses	530,5	398,6	33,1%

- Energy Purchases	193,1	83,5	131,3%
- Transmission System Usage	141,7	137,4	3,1%
- Other operating expenses	317,8	322,3 (1),(2)	-1,4%
EBITDA	476,8	557,2(2)	-14,4%
EBITDA Margin	20,5%	26,3%	
Depreciation and amortization	291,5	257,0	13,4%
Profit before Taxes & Fin. Expenses	185,3	300,2(2)	-38,3%
Margin	7,9%	14,2%	
Financial Expenses	52,6	71,4 (2)	- 26,3%
- Net Financial Expenses	57,9	64,6 (2)	-10,4%
- Foreign Currency Gains / (Losses)	5,3	(6,8)	
Share of loss in associated companies	2,5	5,9	-57,6%
Share of profit in associated companies	11,2	-	
Pre-tax profits	141,4	222,9(2)	-36,6%
Net Income	96,2	147,4(2)	-34,7%
EPS (in Euro)	0,41	0,64	-35,9%

Summary Balance Sheet & Capex (Euro m)

	1H 2006 Audited	1H 2005 Audited	Δ%
Total Assets	12.733,0	12.140,6	4,9%
Net Debt	3.713,9	3.562,1	4,3%
Total Equity	5.186,5	4.822,5 (2)	7,5%
Capital expenditure	325,9	362,7	-10,1%

(1) Adjusted for comparison purposes.
(2) Adjusted according to the provisions of IFRIC 1.

Mr. Maniatakis Public Power Corporation's Chief Executive Officer, said:

A considerable effort is being carried out today in the Company, aiming at the improvement of the reliability of the electric energy system and of the quality of services provided to its customers. This goal shall be achieved through a new organization, new state of the art services and customer management systems, in order for PPC to develop a new customer oriented culture and relationship .

With respect to the Company's financials, it is noted that in 1H 2006 net income was negatively impacted by the rise in fuel prices which burdened the Company with, approximately, an exta €130 mil. The implementation of PPC's new Business Plan is being carried out in all business units and, as already mentioned, first results are expected in 4Q 2006.

For further information, please contact:

Gregoris Anastasiadis Chief Financial Officer Tel : +30 210 5225346.

The financial data and relevant information on the Interim Financial Statements for 1H 2006 shall be published in the Press on August 31, 2006.

The financial data and relevant information on the Interim Financial Statements for 1H 2006 as well as the Interim Financial Statements for 1H 2006 on a stand alone and on a consolidated basis shall be published in the Company's web site (**www.dei.gr**) on August 30, 2006 after the closing of the Athens Stock Exchange session.